Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4458 www.versussystems.com

Versus Systems Partners With Xcite Interactive to Bring Patented Rewards Platform to Television and Streaming

Versus brings its real-world prizing software to live events, partnering with the company that powers interactive experiences for over 50% of NFL, MLB, NHL, and NBA teams

LOS ANGELES, CA - February 17, 2021 - Versus Systems Inc. (“Versus”) (Nasdaq: VS) (CSE:VS) (FRANKFURT:BMVB) today announced a partnership agreement with Xcite Interactive (“Xcite”), a world leader in interactive audience engagement. Audiences will be able to win real-world prizes while watching sports, playing mobile games, and watching streams on their TVs and mobile devices.

Xcite’s technology has powered interactive media experiences for major sports leagues like the NFL, NBA, NHL MLB, and NCAA, as well as events like the Olympics, the World Cup, X-Games, Formula1, and corporate events around the world. The interactive media platform has delivered experiential fan engagement for over 150 major sports teams and innovative entertainment partners, broadcasting on television, on OTT services, on custom websites, or on streaming platforms like YouTube and Twitch.

Under the partnership agreement, Versus will provide its patented rewards technology for use in both at-home and in-venue projects with Xcite, allowing fans to earn real prizes through Xcite’s platform, which includes gamification through voting, polling, trivia, predictive gaming, and mini-games that fans can play alongside the live event experience.

“Being able to earn real-world rewards while watching your favorite team play is a dream benefit for sports fans worldwide. Working with Xcite to bring prizes to fans in the stadium, and at home, is a fantastic application of our reward platform,” said Matthew Pierce, CEO of Versus Systems. “And it’s not just audiences that win. Brands will have new ways to reach audiences, and the events themselves will have more engaged viewers. It’s a very exciting partnership for everyone involved.”

“We believe Versus is the ideal technology partner for Xcite,” said Sean Hopkins, Founder and CEO of Xcite Interactive. “Our robust relationships with teams, venues, leagues, and event promoters gives us access to a huge and growing audience of fans, and the Versus Systems technology will enable our event partners to significantly enhance the level of fan engagement.”

About Xcite Interactive

Xcite Interactive is a global leader engaging online audiences at scale; we make every event more fun and profitable. Our cloud-scale web services platform brings the latest technology for gamification, content interaction and intelligence. We bring “audience expression” to another level and offer actionable moments for sponsors. You’ll find our technology empowering the NFL, NBA, NHL and MLB, Olympics, World Cup, X-Games, Formula1 and corporate events around the globe. For more information, visit www.xcitelive.com.

For Xcite Interactive, contact:

JR Reichl

jreichl@xcitelive.com

800-464-9445

xcitelive.com

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

For Versus Systems, contact:

Cody Slach, Sean McGowan

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. In this news release, forward-looking statements relate, among other things, to the inclusion of Versus’ proprietary rewards platform in the healthcare vertical under the agreement with Predictmedix, Inc. and the potential of improving healthcare outcomes through Versus’ IP by providing more complete trial data. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.

The Canadian Securities Exchange does not accept responsibility for the adequacy or accuracy of this press release.

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